LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com
N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. RECEIVES DRILLING PROGRAM DETAILS
ON THE GRANITE MOUNTAIN PROPERTY IN WESTERN
ALASKA

For Immediate Release: March 30, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF -OTCBB) is pleased to announce that during 2005, the Company staked 38 square miles of mineralized outcrop and soils on state land near Granite Mountain, in western Alaska. A subsequent reconnaissance geological mapping and geochemical sampling program indicated that polymetallic mineralization could be traced over a strike length of at least 11 kilometers on the Kiwalik claims and on the gold-uranium Peace claims. A report discussing methods, results and recommendations on the Kiwalik claims was prepared and submitted for approval under the criteria for public disclosure as set forth in National Instrument 43-101.

Robert Murray, registered geologist and qualified person for the 2005 project has recommended the following drilling and exploration plan for 2006.

Objectives for Drilling and Exploration Plan for 2006

To initiate a scout drilling program by placing four diamond-core drill holes on the mineral deposits located in 2005.

  The Gossan Ridge sub-volcanic gold-silver-copper prospect.

  The Saddle “cordilleran-vein” lead-zinc-silver prospect.

  The Quartz Creek plutonic gold-copper-bismuth prospect.

  The Peace River plutonic molybdenum-copper-gold-uranium prospect.

  An additional hole will be placed to drill into the cupola of the Quartz Creek pluton to investigate the volcanic thermal contact zone overlying the intrusive.

Continue the geochemical surveying program by expanding the soil grids on the Gossan Ridge and Peace River prospects, place a soil grid on the Saddle prospect, and run discreet soil lines across linear structures identified in the geophysical survey or through surface geological mapping. Ongoing geological mapping will be conducted at a scale of 1:63,360 in previously unmapped areas and at a scale of 1:10,000 for detailed structural and mineralogic data.

The proposed budget to accomplish these goals is (U.S.) $1,500,000. Contracts and permits are currently being negotiated and applied for to start-up field work on July 1st.

The Company, and its consultants, are very encouraged by the results of the 2005 geologic reconnaissance program and believe that the Kiwalik and Peace claims are highly prospective to host several large to very large porphyry and porphyry-related precious metal and base metal ore deposits.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.